UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,
INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Press Release titled “Banco Santander México informs that it has initiated the operation of its fund for the repurchase of shares.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 22, 2018

Item 1

BANCO SANTANDER MÉXICO INFORMS THAT IT HAS INITIATED THE OPERATION OF ITS FUND FOR THE REPURCHASE OF SHARES

Mexico City, Mexico, May 22, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, informs that it has initiated the operation of its fund for the repurchase of shares of the Bank.

This fund was created pursuant to the provisions set forth in article 56 section IV of the Securities Market Law, for an amount of Ps.12,800 million and approved by the Ordinary General Shareholders' Meeting held on February 21, 2018. Based on the foregoing, the Bank acquired today its own shares on the Mexican Stock Exchange for an amount of Ps. 4.76 million, which represents 0.01% of the total outstanding shares.

This material fact announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2018, Banco Santander México had total assets of Ps.1,288 billion under Mexican Banking GAAP and more than 15.8 million customers. Headquartered in Mexico City, the Company operates 1,375 branches and offices nationwide and has a total of 17,829 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about the intent, belief, targets or current expectations concerning the future business development and performance of Banco Santander México. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements, except as required by applicable law.

Material Fact

Banco Santander México